                                                                     EXHIBIT 8.1



Vista Energy Resources, Inc.


550 West Texas Avenue


Suite 700


Midland, Texas 79701



Midland Resources, Inc.


616 FM 1960 West, Suite 600


Houston, Texas 77090



Dear Gentlemen:



     You have requested that we provide you with certain opinions with respect to the acquisition of all of the outstanding shares of Midland Resources Inc. ("MLD") common stock by Vista Energy Resources, Inc. ("Vista") in a transaction in which Midland Merger Co. ("Merger Sub"), a newly formed subsidiary of Vista, will be merged (the "Merger") with and into MLD, and as a result thereof the holders of MLD common stock will receive shares of Vista voting common stock.



SCOPE OF OPINION



     In connection with the Merger, you have requested the following opinions:



          The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, (the "Code" or "IRC")



          Vista, MLD and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code



          No gain or loss will be recognized by Vista, MLD or Merger Sub as a result of the Merger, and



          No gain or loss will be recognized by a shareholder of MLD as a result of the Merger with respect to the shares of MLD Common Stock converted solely into shares of Vista Common Stock.



     We have not considered any other federal, state, local or foreign tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the Merger by the applicable authorities on any other federal, state, local or foreign tax issues. We also express no opinion on nontax issues, such as corporate law or securities law matters, including, but not limited to, all securities law disclosure requirements.



     In rendering our opinion, we have relied upon the accuracy and completeness of the facts and information as contained in the Agreement and Plan of Merger dated May 22, 1998 ("Merger Agreement") including all exhibits attached thereto,
the S-4 Registration Statement dated                including all exhibits
attached thereto (as amended from time to time, the "Registration Statement")
and the representations made to us in a letter dated           , 1998 from C.
Randall Hill of Vista and a letter dated           , 1998 from           of MLD.
A misstatement or omission of any fact, or a change or amendment in any of the facts or representations we have relied upon, may require a modification of all or a part of this opinion.



     The discussion and conclusions set forth below are based upon the Code, the Treasury Regulations, and existing administrative and judicial interpretations thereof as of the effective date of the Merger, all of which are subject to change. All section references are to the Code, as amended, unless otherwise stated. If there is a change in the Code, the Treasury Regulations or public rulings thereunder, the current Internal Revenue Service ("IRS") rulings or releases, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for events, transactions, changes in the above-listed law and authority or circumstances occurring after the date of this letter.


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


GENERAL STATEMENTS OF FACTS



     Vista is a newly formed Delaware corporation and wholly owned by Vista Resources L.P. ("Vista P/S"). As of this date, Vista has not conducted any significant activities other than those incident to its formation, its execution of the Merger Agreement and its participation in the preparation of the Registration Statement. Vista has no material assets or liabilities, other than its rights and obligations under the Merger Agreement, the MLD Exchange Agreement and the Vista Exchange Agreement. The Merger, the MLD Exchange and the Vista Exchange will create a newly formed independent oil and gas company by combining the oil and gas reserves, operations and businesses of Vista P/S and MLD.



     Under the terms of the Merger Agreement, the MLD Exchange Agreement and the Vista Exchange Agreement the following exchanges will occur:



          Holders of limited partnership interests in Vista P/S and the common shareholders of Vista Resources I, Inc. ("Vista G.P."), the sole general partner of Vista P/S, will exchange their limited partnership interests and their common stock for 11,778,479 shares of Vista Common Stock and warrants to purchase 8,564,146 shares of Vista common stock at $4.00 per share;



          Merger Sub, a wholly owned subsidiary, will be merged with and into MLD with MLD being the surviving subsidiary, upon which MLD stockholders will receive 4,467,699 shares of Vista Common Stock;



          All currently existing and outstanding MLD warrants to purchase 2,253,094 shares of MLD Common Stock at $4.00 per share, all of which expire in November 2002, will become exercisable for Vista Common Stock on a one-to-one basis after the closing of the Merger;



          All MLD Stock Options (other than MLD Exchange Stock Options) to acquire 268,000 shares of MLD Common Stock at various exercise prices will expire within 120 days after the closing of the Merger unless otherwise exercised into Vista Common Stock;



          All currently existing MLD Exchange Stock Options to acquire 1,372,931 shares of MLD Common Stock at an exercise price of $3.00 per share will be exchanged by the holders for Vista Warrants to purchase 995,375 shares of Vista Common Stock at $4.00 per share; and



          The currently existing MLD Common Stock Warrants to purchase 270,000 shares of MLD Common Stock at various exercise prices and containing various termination dates which were issued to various financial advisors and brokers over the last few years by MLD in return for various services will (unless otherwise agreed to by the holders of MLD Common Stock Warrants prior to closing of the Merger) become exercisable for Vista Common Stock on a one-to-one basis after the closing of the Merger.



     The following chart sets forth in tabular form the ownership of Vista as of the effective time of the Merger and the Vista Exchange:



                                                                                  VISTA
                                               MLD               MLD           PARTNERSHIP          VISTA
                                         SECURITYHOLDERS   SECURITYHOLDERS   SECURITYHOLDERS   SECURITYHOLDERS
                                            PRIOR TO            POST              POST              POST
                                         EFFECTIVE TIME    EFFECTIVE TIME    EFFECTIVE TIME    EFFECTIVE TIME
                                         ---------------   ---------------   ---------------   ---------------
Common shares outstanding..............     4,467,699         4,467,699        11,778,479        16,246,178
MLD Stock Options(1)...................       268,000           268,000                 0           268,000
MLD Common Stock Warrants(2)...........       270,000           270,000                 0           270,000
MLD Exchange Stock Options.............     1,372,931                 0                 0                 0
MLD Warrants...........................     2,253,094         2,253,094                 0         2,253,094
Vista Warrants.........................             0                 0         5,939,975(3)      5,939,975
Vista Warrants.........................             0           995,375(4)      2,624,171(5)      3,619,546


---------------

(1) All MLD Stock Options expire on the 120th day following the Effective Time unless previously exercised. If MLD Stock Options are exercised, then the holders of Vista GP Common Stock and


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


    Vista P/S limited partnership interest will receive additional shares of Vista Common Stock in order to maintain their 72.5% sharing ratio.



(2) Holders of Vista GP Common Stock and Vista P/S Limited Partnership Interests will receive no securities comparable to the MLD Common Stock Warrants; provided, however, the holders of Vista GP Common Stock and Vista P/S Limited Partnership Interests will receive shares of Vista Common Stock based on the amount of MLD Exercisable Warrants (as if MLD Exercisable Warrants were equivalent to shares of outstanding MLD Common Stock) in order to maintain their 72.5% sharing ratio with the holders of outstanding MLD Common Stock.



(3) Vista Warrants that the holders of Vista GP Common Stock and Vista P/S Limited Partnership Interest will receive in order to maintain their 72.5% sharing ratio with the holders of MLD Warrants.



(4) Vista Warrants for which holders of the 1,372,931 MLD Exchange Stock Options have agreed to exchange pursuant to the MLD Exchange.



(5) Vista Warrants that the holders of GP Common Stock and Partnership Interest will receive in order to maintain their 72.5% sharing ratio with the 995,375 Vista Warrants to be received by the holders of the MLD Exchange Stock Options pursuant to the MLD Exchange.



     Prior to the Merger, the outstanding stock, warrants and options of MLD are as follows:



          4,467,699 shares of common stock outstanding.



          Class B Warrants (publicly traded) to purchase 2,253,094 shares of common stock at $4.00 per share, all of which expire in November of 2002.



          Employee Options, the MLD Stock Options, to acquire 268,000 shares of common stock at various exercise prices.



          Director and Key Employee Options, the MLD Exchange Stock Options, to acquire 1,372,931 shares of common stock at an exercise price of $3.00 per share.



          Warrants, the MLD Common Stock Warrants, to purchase 270,000 shares of common stock at various exercise prices and containing various termination dates that have been issued to various financial advisors and brokers.



     The 268,000 MLD stock options were issued as compensatory options and will be fully vested prior to the closing of the transaction. Furthermore, the 1,372,931 of MLD exchange stock options were issued pursuant to the 1997 Board of Directors' Stock Incentive plan (1,235,000) and the 1996 Midland Resources, Inc. Long-Term Incentive Plan (137,931). All options will be fully vested prior to the closing of the transaction. Finally, the 270,000 MLD Common Stock Warrants were issued in return for services rendered by various brokers and service providers.



     All MLD Class B warrants are readily tradable on the American Stock
Exchange.



     Subsequent to the effective date of the merger, the only issued and outstanding stock will be voting common stock of Vista. Furthermore, no nonqualified preferred stock (within the meaning of Section 351(e) of the Code) will be issued and no cash will be raised in connection with the proposed transaction.



ADDITIONAL REPRESENTATIONS



     In addition to the facts in the "General Statement of Facts" above, the following representations have been made to us by representatives of Vista and
MLD:



     Vista is in control of Merger Sub within the meaning of sec.368(c) of the Internal Revenue Code of 1986, as amended (Code).



     MLD, Vista and Merger Sub each intend for the Merger to qualify as a reorganization under sec.368(a)(1)(A) and sec.368(a)(2)(E) of the Code.


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


     Neither Vista nor Merger Sub will pay any of the expenses incurred by the stockholders of MLD in connection with the Merger. Vista and Merger Sub will pay their respective expenses, if any, incurred in connection with the successful consummation of the transaction.



     There is no intercorporate indebtedness existing between Vista and MLD or between Merger Sub and MLD that was issued, acquired, or will be settled at a discount.



     Neither Vista nor Merger Sub is an investment company as defined in sec.368(a)(2)(F)(iii) and (iv) of the Code.



     The ratio for the exchange of shares of MLD common stock for Vista common stock, cash, warrants, options in the transaction was negotiated through arm's length bargaining. Accordingly, the sum of the fair market value of Vista common stock and the fair market value of the amount of cash, warrants and options to be received by each stockholder of MLD with respect to each stockholder's MLD stock will, in each instance, be approximately equal to the fair market value of the MLD common stock surrendered in exchange therefore.



     The consideration received by the MLD stockholders, other than Vista common stock, will not exceed 20 percent of the value of the total consideration received by the MLD stockholders in the Merger.



     No stock of Merger Sub will be issued in the Merger.



     No fractional shares of Vista stock will be issued in the Merger.



     Neither Vista nor a "Related Corporation" has a plan or intention to reacquire any of the Vista Common Stock issued to the MLD shareholders in the Merger. For purposes of this letter, a "Related Corporation" means (i) a corporation that is a member of the same "affiliated group" as Vista as determined under Section 1504(a) of the Code without regard to Section 1504(b), or (ii) a corporation in which Vista owns, directly or indirectly, stock possessing at least fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote, or at least fifty percent (50%) of the total value of shares of all classes of stock (determined by taking into account the constructive ownership of stock rules under Code Section 318(a) as modified by Code Section 304(c)). For purposes of the foregoing, (i) a corporation will be a Related Corporation if either of the relationships described above exist immediately before the Merger, immediately after the Merger, or is created in connection with the Merger, and (ii) a Related Corporation will be considered as acquiring its proportionate share of any Vista common stock acquired by a partnership in which it is a partner.



     Following the Merger, Vista has no plan or intention to cause MLD to issue additional shares of its stock that would result in Vista losing control of MLD within the meaning of sec.368(c) of the Code.



     Vista has no present plan or intention to liquidate MLD, to merge MLD with or into another corporation, to sell or otherwise dispose of, or cause MLD to sell or otherwise dispose of, any of the assets owned by MLD at the time of the Merger except for dispositions made in the ordinary course of business or transfers described in sec.368(a)(2)(C) of the Code, or to sell or otherwise dispose of any of the MLD stock acquired in the Merger.



     Vista has no present plan or intention to distribute, or to cause MLD to distribute, any of the MLD assets held by MLD immediately after the Merger, by dividend or otherwise.



     During the five years preceding the effective date of the Merger, neither Vista nor Merger Sub owned directly or indirectly any shares of MLD stock.



     Following the Merger, MLD will hold at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of MLD and Merger Sub held immediately prior to the Merger.



     Following the Merger, Vista intends that MLD will continue its historic business or use a significant portion of MLD's historic business assets in a business. Vista has no present plan or intention to dispose of an interest in MLD.


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


     None of the compensation received by any shareholder-employee of MLD will be separate consideration for, or allocable to, any of their shares of MLD stock; none of the shares of Vista stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment; and the compensation for, or allocable shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.



     The Merger Agreement dated             , 1998 and exhibit thereto and the
Registration Statement and exhibit thereto, dated             , 1998, and filed
by Vista, represent the full and complete agreement between Vista, Merger Sub and MLD relating to the Merger, and no other agreements relating to the Merger, whether written or oral, exist.



     The Merger Agreement has been duly adopted by the Board of Directors of each of Vista and Merger Sub. Vista and Merger Sub shall comply with Treasury Regulation sec.1.368-3 regarding records to be kept and information to be filed with their respective tax returns.



     The Merger will qualify as a merger under the laws of the state of Texas, and MLD will be the surviving company in the Merger.



     The Merger Agreement, including schedules thereto, has been duly adopted by MLD and shall be shown by acts of its duly constituted responsible officers and appear on its official records. MLD shall comply with Treasury Regulation sec.1.368-3 regarding records to be kept and information to be filed with its tax returns.



     MLD's Board of Directors believes that for valid business reasons the Merger is advisable and in the best interests of MLD and its stockholders and, by a unanimous vote of the directors present in person or by telephone on
            , 1998, approved the Merger Agreement and the transactions contemplated thereby and has recommended that MLD's stockholders vote in favor of the proposal to adopt the Merger Agreement.



     MLD has no other outstanding shares of stock other than the common shares to be exchanged pursuant to the Merger.



     MLD will not pay any of the expenses of MLD's stockholders incurred in connection with the Merger.



     At the time of the Merger, MLD will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in MLD that, if exercised or converted, would affect Vista's acquisition or retention of control of MLD as defined in sec.368(c) of the Internal Revenue Code of 1986, as amended (Code).



     On the date of the Merger, the fair market value of the assets of MLD will exceed the sum of the liabilities plus the amount of liabilities, if any, to which such assets are subject within the meaning of sec.357(c) of the Code.



     MLD is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of sec.368(a)(3)(A) of the Code.



     The payment of cash in lieu of fractional shares of Vista Common Stock is solely for the purpose of avoiding the expense and inconvenience to Vista of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the MLD stockholders instead of issuing fractional shares of Vista Common Stock will not exceed (1) one percent of the total consideration that will be issued in the transaction to the MLD stockholders in exchange for their shares of MLD Common Stock. The fractional share interests of each MLD stockholder will be aggregated, and no MLD stockholder will receive cash for such fractional share interests in an amount equal to or greater than the value of one full share of Vista Common Stock.



     The MLD liabilities and any liabilities to which MLD's assets are subject were incurred in the ordinary course of MLD's business and are associated with the assets to be held by MLD immediately after the Merger.


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


     Each of the representations in this letter is true, correct and complete as of the date hereof and will be true, correct and complete at the time of the consummation of the Merger and there is no plan or intention to take any action inconsistent with any such representations on the part of Vista or Merger Sub.



ANALYSIS OF FEDERAL INCOME TAX CONSEQUENCES



  IRC Section 368(a)(2)(E)



     Generally, the transfer of property in exchange for stock or securities results in the recognition of gain or loss under IRC sec.1001(c), unless the transaction meets one of the nonrecognition exceptions provided in the Code. IRC
Section 354(a)(1) addresses the effects of corporate reorganizations on shareholders, providing in general that no gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization. Transactions meeting the requirements of IRC sec.368(a)(2)(E), in conjunction with IRC sec.368(a)(1)(A), (collectively referred to as a "Reverse Triangular Merger", or a "Reverse Merger") generally will qualify for nonrecognition treatment. Such a transaction utilizes a subsidiary as the Merger vehicle for a variety of non-tax business reasons including the ability to shield the parent from unknown or contingent liabilities of the target. In this type of reorganization the parent creates a subsidiary (or, identifies an existing subsidiary) and transfers its stock to the subsidiary in exchange for all the subsidiary's stock. The subsidiary is then merged with and into the target company, and in the exchange, the stock of the parent company is transferred to the shareholders of the target in exchange for all of the stock of target. As a result, the parent and target survive and the subsidiary is merged out of existence.



  Requirements for a Reverse Merger



     A Reverse Triangular Merger qualifies for nonrecognition treatment if the following requirements are met:



          The transaction must be a merger or consolidation effected pursuant to the laws of the United States or a state or territory or the District of Columbia.



          The parent must control the merged subsidiary. Control is defined for this purpose in IRC sec.368(c).



          Parent voting stock must be used in a Reverse Triangular Merger.



     IRC sec.368(a)(2)(E)(ii) requires that the former shareholders of the surviving corporation exchange, for an amount of voting stock in the parent corporation, an amount of stock of the surviving corporation that constitutes control of the surviving corporation. Control is defined for this purpose in IRC sec.368(c).



     The corporation surviving the merger must hold substantially all of the properties of the merged company and the surviving company. Reg. sec.1.368-2(b)(2) refers to IRC sec.368(a)(1)(C) for the definition of "substantially all." "Substantially all" under IRC sec.368(a)(1)(C) has been defined for Internal Revenue Service ruling purposes as at least 90 percent of the fair market value of the net assets and 70 percent of the fair market value of the gross assets. Rev. Proc. 77-37, 1977-2 C.B. 568.



     The general reorganization requirements of IRC sec.368 must also be met: namely the Continuity of Interest, Continuity of Business Enterprise, and Business Purpose tests:



          The Continuity of Interest doctrine provides that a qualified reorganization is one in which there is only a readjustment of a continuing interest in property under a modified corporate form. The Regulations provide that the continuity requirement will be satisfied if the acquiring corporation provides consideration that represents a proprietary interest in its affairs and that such consideration is a substantial part of the value of the stock or properties transferred. Reg. sec.1.368-1(b).



          A reorganization under the Code requires continuity of business enterprise under the modified corporate form. Reg. sec.1.368-1(d) provides that continuity of business enterprise will exist if the acquiror either continues target's historic business or uses a significant portion of target's historic business assets in


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


     a business. Consequently, any reorganization that has, as a part of the overall plan, a disposition of part of the assets acquired, other than in the ordinary a usual course of business, as part of a tax-free reorganization has the exposure of running afoul of IRC sec.368. A valid business purpose for the transaction is required under Reg. sec.1.368-1(b) and (c). Gregory v. Helvering, 35-1 U.S. TC 9043.



  Statutory Merger and Party to Reorganization



     For purposes of Section 354, the terms "reorganization" and "party to a reorganization" mean only a reorganization or a party to a reorganization as defined in Sections 368(a) and 368(b). Section 368(a)(1)(A) states that the term reorganization includes a statutory merger or consolidation. Treasury Reg.
Section 1.368-2(b)(1) states that in order for a transaction to qualify as a reorganization under Section 368(a)(1)(A), the transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a State or Territory or the District of Columbia. Under Section 368(b), the term party to a reorganization includes both corporations in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. In the case of a reorganization qualifying under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E), the term "party to a reorganization" includes the corporation which is in control of the merged corporation.



     Vista has represented that it has received an opinion from qualified legal counsel that the Merger will qualify as a merger under the laws of the state of Texas, and that MLD will be the surviving company in the Merger. Vista and MLD have represented that they intend the Merger to qualify as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(E) and will treat it as such for federal income tax purposes. Furthermore, based on the definition of "party to a reorganization" contained in Section 368(b) of the Code, MLD, Vista and Merger Sub will be parties to the reorganization.



  Control of Merger Sub



     For purposes of Section 368(a)(2)(E), the term "control" is defined in
Section 368(c) to mean the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.



     Vista has represented that it is in control of Merger Sub within the meaning of sec.368(c) of the Internal Revenue Code of 1986.



  Control of MLD



     Section 368(a)(2)(E)(ii) states that the control requirement will be satisfied if the former shareholders of the surviving corporation, MLD, exchange, for an amount of stock in the controlling corporation, Vista, an amount of stock in the surviving corporation which constitutes control of the surviving corporation. "Control" is defined under Section 368(c) to mean the ownership of stock possessing at least 80 percent of the total combined voting power of all classes entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.



     The MLD shareholders are receiving Vista voting common stock, and cash for fractional shares, in exchange for their MLD stock. Vista has represented that the consideration received by the MLD stockholders, other than Vista common stock, will not exceed 20 percent of the value of the total consideration received by the MLD stockholders in the Merger.



     Vista has also represented that it has no plan or intention to redeem or otherwise reacquire, directly or indirectly, any of its stock issued in the Merger. Any such stock that is issued and reacquired would not be treated as acquired for voting stock, and the redemption proceeds would be included in the 20 percent limitation for non-voting stock consideration. Vista has represented that it has no plan or intention to cause MLD to issue additional shares of its stock that would result in Vista losing control of MLD within the meaning of
Section 368(c) of the Code. Vista has also represented that it is not making payments to any employee of MLD who is a stockholder of MLD or any stockholder who is an owner entity of MLD that is


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


intended to be separate consideration for, or allocated to, the MLD stock surrendered in the exchange. Any such payments would be considered boot and would be included in the 20 percent consideration limitation not consisting of voting stock.



  Continuity of Interest Requirement



     Regulation sec.1.368-1(e)(1) provides that the continuity of interest requirement will be satisfied if an acquiring corporation provides consideration that represents a proprietary interest in its affairs and that consideration is a substantial part of the value of the stock or properties transferred. Furthermore, Regulation sec.1.368-1(e)(1)(i) provides that a proprietary interest in the target corporation will not be preserved if, in connection with the reorganization, the stock of the target corporation is acquired for consideration other than stock of acquiring company. Regulation sec.1.368-1(e)(1)(i) provides that for purposes of determining continuity, a mere disposition of stock of the target corporation prior to the reorganization to a person not related to the target corporation or to persons not related to the acquiring corporation is disregarded, and a mere disposition of stock of the acquiring corporation received in the reorganization to persons not related to the acquiring corporation is disregarded. Under regulation sec.1.368-1(e)(3), a corporation is treated as related to the acquiring corporation if either (1) the corporation is a member of the acquirings affiliated group under Code Section 1504, or (2) a purchase of acquiring stock by the corporation would be treated as a redemption under Section 304(a)(2). Furthermore, Regulation sec.1.368-(e)(6)(ii) provides that a proprietary interest in target will not be preserved if, prior to and in connection with a reorganization, the interest is redeemed or an extraordinary distribution is made with respect to the interest. Whether a distribution is treated as an extraordinary distribution is based on all the facts and circumstances.



     Vista has represented that neither Vista, or any party related to Vista, as defined in Regulation sec.1.368-1(e)(3) has any plan or intention to redeem or otherwise reacquire, directly or indirectly, any of its stock issued in the Merger.



  Continuity of Business Enterprise



     A transaction constitutes a tax-free reorganization only if there is a continuity of the business enterprise under the modified corporate form (Reg. sec.1.368-1(b)). Thus the acquiring company must either continue the acquired company's historic business, or use a significant portion of the acquired company's historic business assets in the business. If the acquired company has more than one line of business, the continuity of business enterprise requirement will be satisfied if the acquiring company continues "a significant line of business" of the acquired company (Reg. sec.1.368-1(d)(2)). In determining whether a line of business or a portion of the acquired company's historic business assets is "significant" all relevant facts and circumstances are considered (Reg. sec.1.368-1(d)(3)).



     Vista has represented that it intends to continue all of the business activities of MLD subsequent to the transaction.



  "Substantially All" Requirement



     Subsequent to a reverse subsidiary merger, the corporation surviving the merger must hold "substantially all" of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the Merger) for the transaction to qualify for tax-free status. While definitive regulatory guidelines have not been established for the "substantially all" requirement, according to the Internal Revenue Service, for advance-ruling purposes the "substantially all" requirement is satisfied if at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the acquired company immediately before the transfer are acquired. Rev. Proc. 86-42, 1986-2 CB 722. Although the 90/70 test is a safe harbor provision for advanced ruling proposes, there are various cases in which the courts have issued more liberal interpretations of this particular requirement. In Western Industries Company v. Helvering, (CA of
DC) 36-1 USTC para.9083, 82 F. 2d 461, the Court of Appeals reversed the Board of Tax Appeals' decision and held that the transfer of 85.2% of all corporate property (which included all the property except cash) meets the definition of "substantially all". However, in Pillar Rock Packing Co. vs. Commissioner, CA-9, 37-2 USTC para.9386, 90 F. 2d 949, the Court of Appeals upheld the Board of Tax

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


Appeals' decision and held that the transfer of 68% of all corporate property did not constitute "substantially all". In all cases, the relevant facts and circumstances must be considered in determining if the "substantially all" requirement is met.



     The "substantially all" requirement is usually applied at the time of transfer. However, if the acquired company disposes of unwanted assets, or makes a redemption prior to the exchange, the IRS may apply the "substantially all" requirement to all related steps prior to the acquisition. When assets are sold in an arm's-length transaction, the tax-free status of the subsequent stock-for-assets exchange should not be affected. However, if after the assets are sold, the proceeds are distributed to the shareholders prior to a stock-for-assets exchange, the IRS is likely to challenge the tax-free status of the subsequent asset exchange if the 90/70 test described above is not satisfied.



     In determining if the "substantially all" test is met, the IRS and the courts on numerous occasions have held that cash and unwanted property distributions made prior to a merger will not be taken into consideration in determining if the "substantially all" test is met. Based upon a review of case law and IRS rulings, the property distributions which were excluded from the "substantially all" requirements were nonoperating assets of the target company. To the extent operating assets are distributed, the IRS and Courts will probably require the fair market value of these assets to be included in the "substantially all" calculation.



     Vista and MLD have represented that MLD and its subsidiaries will hold, immediately upon the Merger, at least 90% of the fair market value of MLD's net assets and at least 70% of the fair market value of MLD's gross assets held by MLD prior to the Merger.



  Business Purpose



     Treasury Reg. Section 1.368-2(g) indicates that in addition to coming within the scope of one of the specific definitions contained in Section 368(a), a reorganization must also be "undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization." If the transaction or series of transactions has no business or corporate purpose, then the plan is not a reorganization pursuant to Section 368(a). Treasury Reg.
Section 1.368-1(c).



     The Merger and the Vista exchange will combine the oil and gas reserves, and operations to create a newly formed independent oil and gas company. In addition, MLD and Vista have represented that the transactions are being undertaken for reasons germane to the continuance of the business of Vista, Vista P/S and MLD.



OTHER MATERIAL TAX ISSUES



  Tax Basis of Vista Shares Received by MLD Shareholders



     Under Section 358(a)(1), in the case of an exchange to which Section 354 or
Section 356 applies, the basis of property which is permitted to be received under such sections without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by the amount of any money received by the recipient and the amount of loss recognized by the recipient as a result of the exchange and increased by the amount which was treated as a dividend and the amount of other gain recognized by the recipient as a result of the transaction.



     The tax basis of the Vista shares of common stock received in the hands of the MLD shareholders will equal the tax basis of the exchanged stock reduced by the amount of tax basis allocable to any fractional share interest deemed to have been issued and redeemed in the Merger.



  Holding Period of Vista Common Stock Received by MLD Shareholders in Merger



     Section 1223(1) states that in determining the period for which a taxpayer has held property received in an exchange, there shall be included the period for which they held the property exchanged if (1) the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis as the property


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exchanged and (2) the property exchanged was a capital asset as defined in
Section 1221 as of the date of the exchange.



     Section 1221 defines a capital asset as property held by the taxpayer which is not inventory or other property held by the taxpayer primarily for sale to customers in the ordinary course of a trade or business, property used in the taxpayer's trade or business subject to the allowance for depreciation under
Section 168, a copyright, literary, musical or artistic composition, a letter or memorandum, or similar property created by the personal efforts of the taxpayer, accounts or notes receivable acquired in the ordinary course of a trade or business for services rendered or from the sale of inventory or other property held by the taxpayer primarily for sale to customers in the ordinary course of business, or a publication of the United States Government which is received from the United States Government or any agency thereof other than by purchase at the price at which it is offered for sale to the public.



     Section 1223(2) states that for purposes of determining the period for which the taxpayer has held property however acquired there shall be included the period for which such property was held by another person if the property has the same basis in whole or in part in the taxpayer's hands as it would have had in the hands of such other person.



     The holding period of the Vista Common Stock in the hands of the MLD shareholders will include the holding period of the MLD shareholders in the MLD stock provided that the MLD stock surrendered was a capital asset in the hands of the exchanging shareholder.



  Cash in Lieu of Fractional Shares



     Section 356(a)(1) provides that if Section 354 would apply to an exchange but for the fact that the property received in the exchange consists not only of property permitted to be received under Section 354 without the recognition of gain but also of other property or money then the gain, if any, to the recipient shall be recognized but not in excess of the sum of money and the fair market value of such other property. Section 356(c) states that no loss from the exchange may be recognized by the shareholder.



     In other official pronouncements (Rev. Rul. 74-515, 1974-2 C.B. 118; Rev. Rul. 74-516, 1974-2 C.B. 121) the Internal Revenue Service has treated the distribution of cash as part of a reorganization and in a transaction subject to
Section 356 by applying the redemption principles under Section 302. Section 302 provides, in part, that a redemption will be treated as a distribution in part or full payment in exchange for stock if it can meet the tests of that section.



     In Revenue Ruling 66-365, 1966-2 C.B. 116, the IRS announced that in a transaction qualifying as a reorganization under Section 368(a)(1)(A) of the Code where a cash payment is made by the acquiring corporation in lieu of fractional shares and is not separately bargained for, such cash payment will be treated under Section 302 of the Code as a redemption of fractional share interests. Therefore, each shareholder's redemption will be treated as a distribution in full payment in exchange for his or her fractional share interest under Section 302(a) of the Code and accorded capital gain or loss treatment provided the redemption is not essentially equivalent to a dividend and that the fractional share(s) redeemed constitute a capital asset in the hands of the holder as discussed above. In Revenue Procedure 77-41, 1977-2 C.B. 574, the IRS stated that "a ruling will usually be issued under Section 302(a) of the Code that cash to be distributed to shareholders in lieu of fractional share interests arising in corporate reorganizations . . . will be treated as having been received in part or in full payment in exchange for the stock redeemed if the cash distribution is undertaken solely for the purpose of saving the corporation the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration."



     It should be noted that where cash is received in lieu of fractional shares, the substance of the transaction is that of a hypothetical receipt of the fractional shares and then a redemption of such shares. Therefore, the basis that is to be allocated to the stock of the acquiring corporation received must be allocated to the shares retained and the fractional share(s) hypothetically received and redeemed. The gain or loss attributable to the receipt of cash in lieu of fractional shares is measured by comparing the cash received with the basis allocated


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to the fractional shares that are hypothetically received, and such gain or loss is recognized as discussed earlier pursuant to Revenue Ruling 66-365.



FEDERAL TREATMENT OF PROPOSED TRANSACTION



     Based on the above analysis of the applicable tax authorities applied to the facts represented in the Merger Agreement and Registration Agreement dated
as of        , 1998 and        , 1998, and the representations made to us by
Vista and MLD, it is our opinion that:



          The Merger of Merger Sub with and into MLD will constitute a reorganization within the meaning of IRC sec.368(a)(1)(A) and sec.368(a)(2)(E). Vista, MLD and Merger Sub will all be "a party to a reorganization" under Section 368(b). No gain or loss will be recognized by the shareholders of MLD on the receipt of Vista Common Stock solely in exchange for MLD Common Stock surrendered pursuant to the plan of reorganization. The payment of cash in lieu of fractional share interests of Vista Common Stock will be treated as if each fractional share is distributed as part of the exchange and then redeemed by Vista. Subject to the conditions and limitations of Section 302(a) of the Code, these cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share of Vista Common Stock. Any gain or loss recognized upon such exchange (as determined under Section 1001 and subject to the limitations of Section 267) will be capital gain or loss provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder (Revenue Ruling 66-365 and Revenue Procedure 77-41). The holding period of the Vista Common Stock received by the MLD Shareholders will include the period during which the MLD Common Stock surrendered in exchange therefor was held, provided that the MLD Common Stock is held as a capital asset in the hands of the MLD Shareholders on the effective date under Section 1223(1).



     We express no opinions other than those stated immediately above. Neither this letter nor any prior statements are intended to imply or to be an opinion on any other matters. The opinions expressed herein are not binding on the IRS, and there can be no assurance that the IRS will not take a position contrary to an opinion expressed herein, or if the IRS took such position, whether it would be sustained by the courts. Our opinions reflect the probable outcome of the litigation and other adversarial procedures based on the merits of the issues.



     This opinion is solely for the benefit of MLD, and its shareholders, and is not intended to be relied upon by any other party. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part, or otherwise referred to in any documents or delivered to any person or entity. Any such authorized other party receiving a copy of this letter must consult and rely upon the advice of their own counsel, accountant or other advisor.



     We hereby consent to the filing of this opinion as an exhibit to the Form S-4 Registration/Proxy Statement and to the reference to us in such document.



                                            Very truly yours,



                                            ARTHUR ANDERSEN LLP



Attachments


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